

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Haro Hartounian
Chief Executive Officer
Vyteris, Inc.
13-01 Pollitt Drive
Fairlawn, NJ 07410

> **Re: Vyteris, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Form 10-Q for the Period Ended June 30, 2010**
> **File Number: 000-32741**

Dear Mr. Hartounian:

We have completed our review of your Forms 10-K and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief